UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 16 February 2023

Financial information at 31 December 2022

Orange achieves all its 2022 targets

EBITDAaL growth and lower eCAPEX fuel strong increase in organic cash flow

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	11,351	1.3%	1.8%	43,471	0.6%	2.2%
EBITDAaL	3,448	8.5%	8.5%	12,963	2.5%	3.2%
Operating Income				4,801	ns	90.4%
Consolidated net income				2,617		236.6%
eCAPEX (excluding licenses)	2,227	8.9%	5.8%	7,371	(0.7)%	(3.8)%
EBITDAaL - eCAPEX	1,221	7.6%	13.8%	5,593	7.2%	14.0%

Organic cash-flow (telecom activities)				3,058		27.4%

• Annual revenues for 2022 climbed 0.6%[1] due to continued strong growth in Africa & Middle East (+6.4%) and the solid performance of retail services (+2.0%), boosted by price increases introduced in each of the Group’s European countries.

• EBITDAaL reached almost 13 billion euros, rising 2.5% in line with the target, thanks to cost discipline. The robust performance of Africa & Middle East (+11.3%) fully offset the sharp decline in Enterprise (-18.8%). Europe grew 1.6% thanks to the recovery in Spain. All other segments contributed to EBITDAaL growth in 2022.

EBITDAaL rose significantly in the fourth quarter (+8.5%) as a result of price increases achieved in Europe and a base effect linked to the 2021 employee shareholding plan. Excluding this base effect, EBITDAaL grew 2.9%.

• Operating income of 4,801 million euros was 2,280 million euros higher year on year[2] held back by the impairment of Romania.

• Consolidated net income totaled 2,617 million euros, compared with 778 million euros in 20212.

• eCAPEX fell 0.7% to less than 7.4 billion euros, in line with the target, due to fiber roll-out in France reaching maturity.

• Organic cash flow from Telecom activities grew strongly to 3,058 million euros (+27.4% on a historical basis), in line with the target of at least 2.9 billion euros.

• The net debt to EBITDAaL ratio for telecom activities of 1.93x was in line with the medium-term target of around 2x.

• The Shareholders’ Meeting on 23 May 2023 will decide on the payment of a dividend of 0.70 euros per share for fiscal year 2022.

Financial targets

In 2023, Orange aims to achieve the following targets[3]:

• Slight growth in EBITDAaL

• Significant reduction in eCAPEX

• Organic cash flow from telecom activities of at least 3.5 billion euros

• Net debt/EBITDAaL ratio for telecom activities unchanged at around 2x in the medium term

For the 2023 fiscal year, we will increase the dividend floor to 0.72 euros per share, including an interim dividend of 0.30 euros per share to be paid in December 2023, subject to approval by the Shareholders’ Meeting.

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange group, said:

"As we launch our new strategic plan "Lead the future", I am proud to present these very solid results that deliver on all the objectives we set for the year, even in a context marked by strong inflation and geopolitical instability. I would like to highlight in particular the achievement of the growth ambition we set for EBITDAaL, with an increase of 2.5% for 2022. This performance was due to our "Scale up" operational efficiency programme that has delivered 700 million euros of cumulative net indirect cost savings since 2019, beating our objectives, as well as our ability to raise prices across our European footprint.

The Africa and Middle East region has delivered excellent results, with a notable performance from Orange Money in the fourth quarter which succeeded in repositioning itself in a competitive market. In France, where the market continues to evolve at pace, we had good commercial momentum driven by the high quality of our customers’ experience as well as our net fiber and mobile sales. Also worthy of note was the excellent commercial performance in Europe which relies on convergence to drive the success of premium offers. In Spain, the turnaround is well underway and we’re seeing the fruits of our work there particularly in the increased margins achieved in the second half. In the Enterprise segment, the ongoing transformation of business models calls for the rigorous action plan that we’re presenting today.

These results further confirm my confidence in the sense and relevance of our strategy for the years ahead. They clearly demonstrate the Group’s capacity to create value by concentrating on our fundamentals. I’d like to thank all of the Group’s teams around the world for their contribution to this performance. Today, we have a solid base from which to put our new strategic plan into action, working together and with determination. We’re targeting long-term growth and continual transformation to allow us to move forward both with agility and confidence."

________________________________________________________________________________

The Board of Directors of Orange SA met on 15 February 2023 to review the consolidated financial results at 31 December 2022. The Group’s Statutory Auditors have audited the Consolidated Financial Statements and the certification audit report will be issued in early March 2023.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Comments on Group key figures

Revenues

Orange group revenues totaled 43,471 million euros in 2022, a year-on-year increase of 0.6%.

Africa & Middle East was the main contributor to this growth, with revenues rising by 414 million euros (+6.4%), followed by Totem, whose revenues grew by 89 million euros (+14.9%). Europe saw a return to growth (+0.6%), with a strong recovery underway in Spain and solid performances in Poland (+4.7%) and Belgium (+2.0%).

France recorded a decline of 193 million euros (-1.1%) due to lower revenues from wholesale services and despite a 3.1% increase in retail services excluding STN.

In the fourth quarter of 2022, Orange group revenues rose 1.3% to 11,351 million euros. Growth continued to be driven by retail services[4], which rose 2.5%, and IT & Integration services, which grew 10.8%, while the decline in wholesale services slowed to -2.9%. Totem confirmed its strong commercial momentum by signing a contract with Iliad.

Customer base growth at 31 December 2022

There were 11.6 million convergent customers Group-wide, an increase of 0.8% year on year.

Mobile services had 241.9 million accesses, an increase of 5.9% year on year, including 94 million contracts, an increase of 8.9% year on year.

Fixed services totaled 45.4 million accesses (down 2.6% year on year), including 14.2 million very high-speed broadband accesses, an area still growing strongly (+15.6% year on year). Fixed narrowband accesses decreased 13.8% year on year.

EBITDAaL

Group EBITDAaL of 12,963 million euros in 2022 was up 2.5%, in line with the target.

Africa & Middle East remained the main contributor to this performance with growth of 11.3%, easily offsetting the sharp decline in Enterprise, a priority focus for the Group, which fell 18.8% year on year.

Europe grew 1.6% thanks to the recovery in Spain, where the trend is clearly improving (-4%, compared with -12.7% in 2021). All other segments also contributed to EBITDAaL growth in 2022. IC&SS improved by 141 million euros due to significant cost savings. France, buoyed by growth in retail services and major rationalization efforts, rose 0.4%, while Totem grew 5.4% and Orange Bank improved by 13 million euros.

The fourth quarter saw significant EBITDAaL growth (+8.5%), even excluding the base effect of the employee shareholding plan at the end of 2021 (+2.9%).

Cumulative net cost savings achieved from 2019[5] to 31 December 2022 under the Scale Up operational efficiency program totaled 700 million euros, exceeding the 2022 target (600 million euros). Excluding additional costs related to inflation, the Group would have achieved the net savings target of 1 billion euros a year ahead of schedule.

These savings result mainly from changes in the workforce due to natural attrition, as well as the French part-time for seniors plans and the Group’s strict wage policy, along with ongoing optimization and rationalization efforts, primarily at headquarters and in support functions.

EBITDAaL from telecom activities was 13,080 million euros, up 2.4%.

Operating income

Group operating income was 4,801 million euros, compared with 2,521 million euros on a historical basis in 2021. The 2022 result benefited from the increase in EBITDAaL. It was also affected by the goodwill impairment in Romania and by an additional provision for the better-than-expected success of the French part-time for seniors plans, whereas 2021 had been adversely affected by goodwill impairment in Spain and the initial provision for the French part-time for seniors plans, and positively affected by the gain on disposal of 50% of the FiberCos in France and Poland.

Net income

Orange consolidated net income at 31 December 2022 totaled 2,617 million euros, compared with 778 million euros in 2021 on a historical basis. The increase was mainly due to growth in operating income.

eCAPEX

eCAPEX fell 0.7% to 7,371 million euros, in line with the 2022 target. The Group’s three main countries scaled back their investments in 2022 due to the slowdown in the roll out of fiber, particularly in France where deployment is at an advanced stage and eCAPEX declined 365 million euros. At the same time, investments in Africa & Middle East, which will drive future growth in this region, rose by 191 million euros.

The number of households connectable to FTTH reached 64.9 million (+14.8%) and the FTTH customer base increased to 13.7 million (+16%). In France and Poland, the customer bases grew by 20.6% and 23.9%, respectively.

Organic cash flow

Organic cash flow from Telecom activities at 31 December 2022 amounted to 3,058 million euros, in line with the target of at least 2.9 billion euros. The increase of 657 million euros was mainly due to the improvement in EBITDAaL and the reduction in eCAPEX.

Changes in the asset portfolio

On 8 November 2022, Orange acquired 100% of the capital of SCRT and Telsys, two Swiss companies offering cybersecurity services and IT solutions management. As a result of these acquisitions, Orange Cyberdefense now operates in nine European countries.

Net financial debt

Net debt stood at 25.3 billion euros at 31 December 2022, an increase of 1 billion euros compared with 2021. This was mainly due to the payment for 5G licenses in Belgium and Romania and 4G licenses in Egypt, and the redemption of a hybrid bond for 426 million pounds sterling in November.

The ratio of net financial debt to EBITDAaL from telecom activities stood at 1.93x at 31 December 2022, in line with the medium-term target of around 2x.

The telecoms activities’ strong liquidity position of 16.7 billion euros remains an important asset, particularly in the current economic environment.

Review by operating segment

France

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	4,691	0.1%	0.7%	17,983	(1.1)%	(0.6)%
Retail services (B2C+B2B)	2,762	0.8%	0.8%	10,976	1.2%	1.2%
Convergence	1,234	2.8%	2.8%	4,857	3.4%	3.4%
Mobile-only	586	1.4%	1.4%	2,332	2.4%	2.4%
Fixed-only	942	(2.1)%	(2.1)%	3,787	(2.2)%	(2.2)%
Wholesale	1,260	(2.1)%	(3.2)%	4,938	(6.6)%	(7.1)%
Equipment sales	431	2.0%	7.1%	1,323	4.2%	7.9%
Other revenues	238	0.4%	11.4%	746	(3.4)%	5.4%
EBITDAaL				6,645	0.4%	(3.2)%
EBITDAaL / Revenues				37.0%	0.5 pt	(1.0 pt)
Operating Income				3,361	34.3%	26.7%
eCAPEX				3,429	(9.6)%	(16.7)%
eCAPEX / Revenues				19.1%	(1.8 pt)	(3.7 pt)

Solid commercial performance and increased EBITDAaL

France continued to post solid commercial performances in the fourth quarter. In fiber, it achieved 339,000 net additions during the quarter, bringing the total to 7.2 million customers at 31 December 2022 (compared with 5.9 million at the end of 2021).

In mobile, Orange France recorded net additions excluding M2M of 144,000 in the fourth quarter and 581,000 for the whole of 2022, thereby achieving its best annual performance since 2017. The churn rate is at a historically low level.

Convergent ARPO continued to rise (+2.0%), largely due to the success of the "Max" offer and the penetration of fiber and 5G. The Net Promoter Score (NPS) in mainland France was six points higher than in 2021.

The fourth-quarter financial results reflect this strong operating performance. Revenue increased slightly (0.1%), buoyed by retail services, which grew 2.4% excluding STN[6] and offset the decline in wholesale services.

In 2022, EBITDAaL rose 0.4% compared with 2021, resulting in a 0.5-point increase in the EBITDAaL margin to 37%. The improvement in profitability is the result of significant cost reduction efforts, with France being the main contributor to the Scale Up operational efficiency program.

Lastly, eCAPEX decreased by almost 10% in 2022 due to the advanced stage of fiber deployment in France, where 33.5 million households are now connectable, and due to the slower pace of customer connections compared with 2021.

Against the backdrop of inflation, which will weigh more heavily in 2023, France has already introduced measures to bolster its operating profitability while continuing to reduce eCAPEX. Orange is participating in the ongoing price increases in the French market and will continue to reduce costs.

Europe

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	2,873	2.1%	1.4%	10,962	0.6%	3.6%
Retail services (B2C+B2B)	1,902	2.9%	2.6%	7,388	1.5%	4.9%
Convergence	719	2.8%	2.2%	2,830	3.3%	4.0%
Mobile-only	726	1.0%	0.7%	2,869	(0.7)%	(0.6)%
Fixed-only	306	1.0%	(2.8)%	1,219	(2.7)%	12.1%
IT & Integration services	150	18.7%	30.9%	471	19.1%	33.9%
Wholesale	466	(6.9)%	(8.3)%	1,828	(7.0)%	(3.1)%
Equipment sales	455	7.1%	6.9%	1,559	4.0%	4.6%
Other revenues	51	21.4%	14.1%	187	20.5%	18.9%
EBITDAaL				2,772	1.6%	(2.0)%
EBITDAaL / Revenues				25.3%	0.3 pt	(1.5 pt)
Operating Income				(177)	94.7%	93.9%
eCAPEX				1,883	0.4%	(0.5)%
eCAPEX / Revenues				17.2%	(0.0 pt)	(0.7 pt)

EBITDAaL growth driven by Retail Services

Revenues in Europe continued to increase in the fourth quarter after returning to growth in the third quarter. Retail services rose 2.9%, again driven by convergence, the B2B market and the resumption of customer roaming, as well as from price increases achieved in all countries in the segment. The decline in revenue from wholesale services mainly reflects the regulatory reduction in call termination rates.

EBITDAaL growth was 1.6% in 2022, after accelerating to 2.6% in the second half (versus 0.6% in the first half). This growth was mainly due to the recovery of roaming, price increases and strict cost discipline to offset inflation. Excluding Spain, European countries performed exceptionally well rising 5.8%. Price increases gradually introduced throughout the year helped to limit the effects of inflation in 2022 and are expected to fully offset the impact of inflation (including energy) in 2023.

In Spain, the return to growth is confirmed with a further increase in revenue in the fourth quarter (+2.3%, compared with +0.2% in the third quarter). The stabilization of retail services over the quarter is due to the improved churn rate and the increase in convergent ARPO (+2.0%). For the full year, Spain's revenues remained down, falling 1.5% compared with -4.7% in 2021.

The improving trend in EBITDAaL has continued each half (-9% in 2H 2021, -6.7% in 1H 2022, -1.5% in 2H 2022). For 2022 as a whole, EBITDAaL declined 4.0%. This performance results from the recovery plan initiated in 2020, involving the transformation of B2B activities and an ongoing effort to reduce costs. In 2022, it enabled the EBITDAaL - eCAPEX indicator and organic cash flow to return to growth, confirming Orange Spain’s objective of a return to strong EBITDAaL growth in 2023.

Africa & Middle East

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	1,756	5.7%	4.1%	6,918	6.4%	8.4%
Retail services (B2C+B2B)	1,550	6.5%	5.6%	6,112	7.2%	9.6%
Mobile-only	1,336	5.5%	4.1%	5,272	6.1%	8.0%
Fixed-only	205	10.8%	15.0%	800	12.8%	20.4%
IT & Integration services	9	98.2%	39.0%	40	63.5%	30.1%
Wholesale	167	(1.0)%	(6.3)%	663	1.1%	1.4%
Equipment sales	25	(13.8)%	(19.4)%	104	(6.6)%	(6.8)%
Other revenues	13	77.7%	54.5%	39	10.5%	7.7%
EBITDAaL				2,584	11.3%	14.0%
EBITDAaL / Revenues				37.3%	1.6 pt	1.8 pt
Operating Income				1,665	24.5%	29.0%
eCAPEX				1,271	17.7%	19.4%
eCAPEX / Revenues				18.4%	1.8 pt	1.7 pt

Double-digit growth in EBITDAaL

Africa & Middle East revenue rose 5.7% in the fourth quarter, again fueled by its growth engines (mobile data +18%, fixed broadband +20% and B2B +16%).

The mobile customer base grew 6% to reach 143 million at the end of 2022. This includes 53 million 4G customers, an increase of 19%. Orange Money’s active customer base grew 16% to 29 million, while the fixed broadband customer base reached 2.8 million, an increase of 24%.

Orange Money generated annual revenue of 461 million euros and returned to growth in the fourth quarter (+5.7%) due to the swift and decisive implementation of the response plan, which resulted in an increase in the value of transactions to a record 100 billion euros in 2022.

Year on year, EBITDAaL grew 11.3%, continuing to outpace revenue growth owing to tight control over indirect costs. As a result, the EBITDAaL margin rose 1.6 points to over 37%.

Enterprise

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	2,136	0.9%	4.0%	7,930	0.2%	2.2%
Fixed-only	866	(6.7)%	(3.8)%	3,466	(6.7)%	(4.6)%
Voice	253	(7.7)%	(6.0)%	1,018	(8.9)%	(8.0)%
Data	613	(6.3)%	(2.8)%	2,448	(5.7)%	(3.1)%
IT & Integration services	1,010	9.8%	14.2%	3,489	6.6%	9.2%
Mobile	260	(3.2)%	(3.2)%	975	5.0%	5.0%
Mobile-only	171	4.4%	4.4%	659	3.5%	3.6%
Wholesale	11	3.6%	3.6%	41	(2.1)%	(2.1)%
Equipment sales	78	(17.1)%	(17.1)%	275	9.7%	9.7%
EBITDAaL				804	(18.8)%	(17.1)%
EBITDAaL / Revenues				10.1%	(2.4 pt)	(2.4 pt)
Operating Income				317	(35.7)%	(33.0)%
eCAPEX				332	2.0%	4.3%
eCAPEX / Revenues				4.2%	0.1 pt	0.1 pt

Slower decline in EBITDAaL in the second half. Recovery plan for Orange Business Services to be accelerated

Enterprise revenue grew slightly both in the fourth quarter and year on year thanks to growth in IT & Integration and mobile services, which offset the decline in legacy activities. With full-year revenue of 977 million euros, Orange Cyberdefense almost reached its target of 1 billion euros a year ahead of schedule.

For 2022 as a whole, EBITDAaL fell sharply as the decline in Voice and Data services gathered pace, without being offset by growth drivers with lower margins. The decline was less marked in the second half than in the first (-12.5% in 2H, compared with -25.3% in 1H) in part due to the employee shareholding program, which had a negative impact on EBITDAaL in the second half of 2021. Excluding this base effect, EBITDAaL would have fallen 17% in the second half of 2022.

The recovery plan for Orange Business Services is a priority for the Group.

Totem[7]

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	188	25.0%	-	685	14.9%	-
Wholesale	188	25.0%	-	685	14.9%	-
Other revenues	-	-	-	-	-	-
EBITDAaL				371	5.4%	-
EBITDAaL / Revenues				54.2%	(4.9 pt)	-
Operating Income				252	8.3%	-
eCAPEX				142	68.6%	-
eCAPEX / Revenues				20.8%	6.6 pt	-

Robust revenue growth

At the end of 2022, Totem had 19,500 sites in France (a year-on-year increase of 400) and 7,600 sites in Spain (a year-on-year decrease of 100 due to the decommissioning plan under the network sharing agreement with Vodafone).

In 2022, revenue grew 15% and EBITDAaL rose 5.4%, despite the installation costs of the new entity.

After signing an agreement with Telefonica for the roll-out of 5G in Spain and winning the tender for the network roll-out on the 15 South line of the Grand Paris subway, Totem confirmed its good commercial momentum in the fourth quarter by signing an agreement with Iliad in France. External hosting revenue thus increased by more than 10% in 2022, while the tenancy ratio reached 1.37 tenants per site at the end of 2022, the first step toward meeting the target of 1.5 by 2026.

International Carriers & Shared Services

In millions of euros	4Q 2022	change comparable basis	change historical basis	12M 2022	change comparable basis	change historical basis
Revenues	390	2.7%	2.3%	1,540	1.7%	1.6%
Wholesale	259	(2.3)%	(1.9)%	1,060	(0.1)%	0.4%
Other revenues	131	14.3%	11.9%	480	6.0%	4.4%
EBITDAaL				(96)	59.7%	59.7%
EBITDAaL / Revenues				(6.2)%	9.4 pt	9.4 pt
Operating Income				(417)	53.2%	na
eCAPEX				278	14.4%	14.4%
eCAPEX / Revenues				18.1%	2.0 pt	2.0 pt

Revenues from International Carriers and Shared Services rose 2.7% in the fourth quarter. International wholesale services were stable for the 12-month period, with the decline in voice services being offset by other services and the recovery of roaming.

Over the year as a whole, the decline in EBITDAaL was significantly reduced due to increased revenues and reduced expenses principally related to the optimization of real estate portfolio. In addition, the 2021 fiscal year had been affected by the 2021 employee shareholding program.

Mobile Financial Services

In millions of euros	12M 2022	change comparable basis	change historical basis
Net Banking Income (NBI)	115	6.0%	6.0%
Cost of bank credit risk	(45)	(1.7)%	(1.7)%
Operating Income	(200)	(10.0)%	(10.0)%
eCAPEX	35	48.0%	48.0%

Net banking income (NBI) from Mobile Financial Services increased 6% in 2022 to 115 million euros. This was driven by Dolphin offers in Spain, the growth in accounts and lending (including the new express loan) in France and the launch of new offers (consumer credit and microcredit) in Africa.

At the end of 2022, Mobile Financial Services had 2 million customers in Europe and 1.1 million customers in Africa.

EBITDAaL improved by 13 million euros year on year while operating income fell 10%, mainly due to asset impairment following the deterioration of the business plan in a challenging economic climate.

Calendar of upcoming events

27 April 2023	- Publication of 1st quarter 2023 results

Contacts

press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 1st April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	4Q 2022	4Q 2021 comparable basis	4Q 2021 historical basis	variation comparable basis	change historical basis
Revenues	11,351	11,204	11,148	1.3%	1.8%
France	4,691	4,687	4,658	0.1%	0.7%
Europe	2,873	2,815	2,833	2.1%	1.4%
Africa & Middle-East	1,756	1,661	1,687	5.7%	4.1%
Enterprise	2,136	2,116	2,053	0.9%	4.0%
Totem	188	150	-	25.0%	-
International Carriers & Shared Services	390	379	381	2.7%	2.3%
Intra-Group eliminations	(683)	(605)	(464)
EBITDAaL (1)	3,448	3,179	3,179	8.5%	8.5%
o/w Telecom activities	3,480	3,224	3,225	7.9%	7.9%
As % of revenues	30.7%	28.8%	28.9%	1.9 pt	1.7 pt
o/w Mobile Financial Services	(32)	(46)	(46)	29.1%	29.1%
eCAPEX	2,227	2,045	2,106	8.9%	5.8%
o/w Telecom activities	2,212	2,035	2,096	8.7%	5.5%
as % of revenues	19.5%	18.2%	18.8%	1.3 pt	0.7 pt
o/w Mobile Financial Services	16	10	10	60.4%	60.4%
EBITDAaL - eCAPEX	1,221	1,134	1,073	7.6%	13.8%

(1)  EBITDAaL presentation adjustments are described in Appendix 2.

31 December data

In millions of euros	12M 2022	12M 2021 comparable basis	12M 2021 historical basis	variation comparable basis	change historical basis
Revenues	43,471	43,195	42,522	0.6%	2.2%
France	17,983	18,175	18,092	(1.1)%	(0.6)%
Europe	10,962	10,898	10,579	0.6%	3.6%
Africa & Middle-East	6,918	6,504	6,381	6.4%	8.4%
Enterprise	7,930	7,917	7,757	0.2%	2.2%
Totem	685	596	-	14.9%	-
International Carriers & Shared Services	1,540	1,513	1,515	1.7%	1.6%
Intra-Group eliminations	(2,547)	(2,408)	(1,802)
EBITDAaL (1)	12,963	12,645	12,566	2.5%	3.2%
o/w Telecom activities	13,080	12,775	12,696	2.4%	3.0%
As % of revenues	30.1%	29.6%	29.9%	0.5 pt	0.2 pt
France	6,645	6,620	6,867	0.4%	(3.2)%
Europe	2,772	2,728	2,830	1.6%	(2.0)%
Africa & Middle-East	2,584	2,322	2,265	11.3%	14.0%
Enterprise	804	990	970	(18.8)%	(17.1)%
Totem	371	352	-	5.4%	-
International Carriers & Shared Services	(96)	(237)	(237)	59.7%	59.7%
o/w Mobile Financial Services	(118)	(131)	(131)	10.0%	10.0%
Operating Income	4,801	122	2,521	ns	90.4%
o/w Telecom activities	5,000	303	2,702	ns	85.1%
o/w Mobile Financial Services	(200)	(182)	(182)	(10.0)%	(10.0)%
Consolidated net income	2,617		778	-	236.6%
Net income attributable to equity owners of the Group	2,146		233		ns
eCAPEX	7,371	7,426	7,660	(0.7)%	(3.8)%
o/w Telecom activities	7,335	7,402	7,636	(0.9)%	(3.9)%
as % of revenues	16.9%	17.1%	18.0%	(0.3 pt)	(1.1 pt)
o/w Mobile Financial Services	35	24	24	48.0%	48.0%
EBITDAaL - eCAPEX	5,593	5,219	4,906	7.2%	14.0%
Organic cash-flow (telecom activities)	3,058		2,401		27.4%

(1)  EBITDAaL presentation adjustments are described in Appendix 2.

In millions of euros	31 December 2022	At 31 Dec. 2021
Net financial debt (1)	25,298	24,269
Ratio of financial debt / EBITDAaL from telecom activities (2)	1.93	1.91

Appendix 2: adjusted data to income statement items

Quarterly data

	4Q 2022			4Q 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	11,351	-	11,351	11,148	-	11,148
External purchases	(5,100)	(9)	(5,109)	(4,919)	(20)	(4,939)
Other operating income	197	1	197	243	53	296
Other operating expense	(56)	(27)	(83)	(217)	(92)	(309)
Labor expenses	(2,179)	(316)	(2,496)	(2,270)	(1,255)	(3,525)
Operating taxes and levies	(315)	(2)	(317)	(363)	(5)	(368)
Gains (losses) on disposal of fixed assets, investments and activities	na	98	98	na	2,133	2,133
Restructuring costs	na	(39)	(39)	na	(47)	(47)
Depreciation and amortization of financed assets	(32)	-	(32)	(21)	-	(21)
Depreciation and amortization of right-of-use assets	(370)	-	(370)	(388)	-	(388)
Impairment of right-of-use assets	-	(63)	(63)	0	(31)	(31)
Interests expenses on liabilities related to financed assets	(2)	2	na	(0)	0	na
Interests expenses on lease liabilities	(44)	44	na	(34)	34	na
EBITDAaL	3,448	(312)	na	3,179	771	na
Significant litigation	(5)	5	na	(45)	45	na
Specific labour expenses	(315)	315	na	(1,256)	1,256	na
Fixed assets, investments and business portfolio review	98	(98)	na	2,133	(2,133)	na
Restructuring program costs	(103)	103	na	(78)	78	na
Acquisition and integration costs	(34)	34	na	(18)	18	na
Interests expenses on liabilities related to financed assets	na	(2)	(2)	na	(0)	(0)
Interests expenses on lease liabilities	na	(44)	(44)	na	(34)	(34)

31 December data

	12M 2022			12M 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	43,471	-	43,471	42,522	-	42,522
External purchases	(18,707)	(24)	(18,732)	(17,950)	(23)	(17,973)
Other operating income	745	2	747	730	53	783
Other operating expense	(367)	(47)	(413)	(535)	(165)	(700)
Labor expenses	(8,537)	(383)	(8,920)	(8,626)	(1,291)	(9,917)
Operating taxes and levies	(1,879)	(3)	(1,882)	(1,890)	(36)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	na	233	233	na	2,507	2,507
Restructuring costs	na	(125)	(125)	na	(331)	(331)
Depreciation and amortization of financed assets	(107)	-	(107)	(84)	-	(84)
Depreciation and amortization of right-of-use assets	(1,507)	-	(1,507)	(1,481)	-	(1,481)
Impairment of right-of-use assets	(1)	(52)	(54)	0	(91)	(91)
Interests expenses on liabilities related to financed assets	(3)	3	na	(1)	1	na
Interests expenses on lease liabilities	(145)	145	na	(120)	120	na
EBITDAaL	12,963	(251)	na	12,566	744	na
Significant litigation	(9)	9	na	(134)	134	na
Specific labour expenses	(372)	372	na	(1,276)	1,276	na
Fixed assets, investments and business portfolio review	233	(233)	na	2,507	(2,507)	na
Restructuring program costs	(177)	177	na	(422)	422	na
Acquisition and integration costs	(74)	74	na	(51)	51	na
Interests expenses on liabilities related to financed assets	na	(3)	(3)	na	(1)	(1)
Interests expenses on lease liabilities	na	(145)	(145)	na	(120)	(120)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	4Q 2022	4Q 2021 historical basis	12M 2022	12M 2021 historical basis
eCAPEX	2,227	2,106	7,371	7,660
Elimination of proceeds from sales of property, plant and equipment and intangible assets	155	64	347	163
Telecommunication licenses	589	213	1,060	926
Financed assets	94	16	229	40
Investments in property, plant and equipment and intangible assets	3,065	2,399	9,007	8,789

Appendix 4: key performance indicators

In thousand, at the end of the period	31 December 2022	31 December 2021
Number of convergent customers	11,628	11,533
Number of mobile accesses (excluding MVNOs) (1)	241,855	228,448
o/w	Convergent customers mobile accesses	21,325	20,937
Mobile only accesses	220,530	207,511
o/w	Contract customers mobile accesses	94,015	86,356
Prepaid customers mobile accesses	147,840	142,092
Number of fixed accesses (2)	45,358	46,559
Fixed Retail accesses	30,904	31,313
Fixed Broadband accesses	24,332	23,685
o/w	Very high-speed broadband fixed accesses	14,217	12,302
Convergent customers fixed accesses	11,628	11,533
Fixed accesses only	12,704	12,152
Fixed Narrowband accesses	6,572	7,628
Fixed Wholesale accesses	14,453	15,246
Group total accesses (1+2)	287,212	275,006

2021 data is presented on a comparable basis.

Key performance indicators (KPIs) by country are presented in the "Orange Investors Databook Q4 2022," available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labour expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, and (iii) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis (i.e. excluding the effects of changes in the scope of consolidation and foreign exchange rates)

[2] Data on a historical basis

[3] These targets are based on comparable data and do not take into account mergers and acquisitions that have not yet been finalized.

[4] Services invoiced to customers (B2C + B2B). See definition in the attached glossary

[5] On the defined scope of 13.8 billion euros, corresponding to the Group’s indirect costs in 2019 excluding (i) Africa & Middle East and Mobile Financial Services and (ii) labor expenses, other network expenses and IT expenses for Enterprise IT & Integration Services

[6] Revenue from the Switched Telephone Network

[7] Totem is the European company within the Orange group that owns and manages the passive mobile infrastructure portfolio of telecommunication towers (initially in France and Spain). It began operating in late 2021. Since 1 January 2022, Totem has been presented as a new business segment.

ORANGE

Date: February 16, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations